UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Lufax Regains Compliance With NYSE Minimum Price Requirement

Lufax Holding Ltd (“Lufax” or the “Company”) has regained compliance with the continued listing standard of the New York Stock Exchange (the “NYSE”) for share prices.

On November 30, 2023, the Company received a NYSE letter notifying that it was below compliance standards due to the average closing price of the Company’s American depositary shares (the “ADSs”) being less than $1.00 for a consecutive 30 trading-day period. In order to regain compliance with the minimum price requirement, the Company changed the ratio of its ADSs representing its ordinary shares from two (2) ADSs representing one (1) ordinary share to one (1) ADS representing two (2) ordinary shares, effective December 15, 2023.

On February 1, 2024, the Company received a letter from the NYSE confirming that it had regained compliance with the NYSE’s continued listing standards after the average closing price for its ADSs for the consecutive 30-trading-day period ended January 31, 2024 exceeded $1.00. Following the receipt of this letter, the Company is no longer considered below the NYSE minimum price requirement and has regained compliance regarding this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: February 6, 2024

3